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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VERSAR, INC.
(Name of Subject Company)

KW GENESIS MERGER SUB, INC.
(Offeror)

KINGSWOOD GENESIS FUND I, LLC
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

925297103
(CUSIP Number of Class of Securities)

Alex Wolf
Kingswood Capital Management, LLC
11777 San Vicente Blvd., Suite 650
Los Angeles, California 90049
(424) 744-8238
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons

With a copy to:
Jessica M. Norris, Esq.
Dentons US LLP
4520 Main Street, Suite 1100
Kansas City, Missouri 64111-7700
(816) 460-2604
Facsimile: (816) 531-7545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,527,826.35	$190.21

*
Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Versar, Inc. ("Versar") in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 10,097,259 issued and outstanding Shares (as defined below), multiplied by the offer price of $0.15 per share (the "Offer Price") and (ii) 88,250 Shares issuable pursuant to outstanding Restricted Shares and RSUs multiplied by the Offer Price. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2017, the most recent practicable date.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2018, issued August 24, 2017, is calculated by multiplying the Transaction Valuation by $0.0001245.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by KW Genesis Merger Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Kingswood Genesis Fund I, LLC ("Parent"), a Delaware limited liability company, to purchase all issued and outstanding shares of common stock, $0.01 par value (the "Shares"), of Versar, Inc., a Delaware corporation ("Versar" or the "Company"), other than any Shares that are owned immediately prior to the commencement of the Offer by Parent, Purchaser, Versar or any of their wholly owned subsidiaries, at a price of $0.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2017 (the "Offer to Purchase"), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Versar, Inc., a Delaware corporation. Versar's principal executive offices are located at 6850 Versar Center, Springfield, VA 22151. The telephone number of the Company's principal executive office is (703) 750-3000.

        (b)   This Schedule TO relates to the issued and outstanding Shares of Versar. According to Versar, as of October 6, 2017, there were an aggregate of (i) 10,097,259 Shares issued and outstanding, and (ii) 72,500 Shares issuable in respect of outstanding unvested restricted stock units (each, an "RSU") and unvested shares of restricted stock.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is being filed by Purchaser and Parent. The information set forth in Section 8—"Certain Information Concerning Purchaser and Kingswood" in the Offer to Purchase and in Annex A of the Offer to purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction" and Sections 8, 9, 10, 11 and 12—"Certain Information Concerning Purchaser and Kingswood," "Source and Amount of Funds," "Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Versar," "The Merger Agreement; Other Agreements" and "Purpose of the Offer; Plans for Versar; Other Matters" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction" and Sections 8, 9, 10, 11 and 12—"Certain Information Concerning Purchaser and Kingswood," "Source and Amount of Funds," "Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Versar," "The Merger Agreement; Other Agreements" and "Purpose of the Offer; Plans for Versar; Other Matters" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 9—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 8 and 12—"Certain Information Concerning Purchaser and Kingswood" and Purpose of the Offer; Plans for Versar; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Introduction" and Sections 10, 12 and 17—"Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Versar," "Purpose of the Offer; Plans for Versar; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 8, 10 and 12—"Certain Information Concerning Purchaser and Kingswood," "Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Versar," and Purpose of the Offer; Plans for Versar; Other Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 12, 15 and 16—"Purpose of the Offer; Plans for Versar; Other Matters," "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) Not applicable.

        (a)(5) The information in "Certain Legal Matters; Regulatory Approvals" of the Offer to purchase is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Index No.
(a)(1)(i)	Offer to Purchase, dated October 6, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Press Release issued by Parent and Purchaser dated October 6, 2017.*
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated September 27, 2017, by and among Parent, Purchaser and Versar (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Versar with the Securities and Exchange Commission on September 27, 2017).
(d)(2)	Non-Disclosure and Confidentiality Agreement, dated March 1, 2017, between Kingswood Capital Management, LLC and Versar.*

Index No.
(d)(3)	Warrant Purchase Agreement, dated September 22, 2017, between Kingswood Capital Management, LLC and Bank of America, N.A.(incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Alexander M. Wolf, Kingswood Capital Management, LLC, Parent and Merger Sub with the Securities and Exchange Commission on October 2, 2017.
(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Versar with the Securities and Exchange Commission on October 2, 2017).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2017	KINGSWOOD GENESIS FUND I, LLC
	By:	/s/ ALEXANDER M. WOLF
	Name: Title:	Alexander M. Wolf President
KW GENESIS MERGER SUB, INC.
	By:	/s/ ALEXANDER M. WOLF
	Name: Title:	Alexander M. Wolf President

 EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated October 6, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Press Release issued by Parent and Purchaser issued October 6, 2017.*
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated September 27, 2017, by and among Parent, Purchaser and Versar (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Versar with the Securities and Exchange Commission on September 27, 2017).
(d)(2)	Non-Disclosure and Confidentiality Agreement, dated March 1, 2017, between Kingswood Capital Management, LLC and Versar.*
(d)(3)	Warrant Purchase Agreement, dated September 22, 2017, between Kingswood Capital Management, LLC and Bank of America, N.A.(incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Alexander M. Wolf, Kingswood Capital Management, LLC, Parent and Merger Sub with the Securities and Exchange Commission on October 2, 2017.
(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Versar with the Securities and Exchange Commission on October 2, 2017).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX